CDOOR CORP
                             20 A Rehov Sharei Torah
                             Bayit Vegan, Jerusalem
                                  Israel, 96387

January 23, 2006

H. Christopher Owings
Ellie Quarles
Securities and Exchange Commission
100 F Street, NW Washington, D.C.
20549-0305

RE:   CDOOR Corp.
      Form SB-2
      File No: 333-128399
      Date of Comment Letter: January 13, 2006

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 13, 2006 relating to the Registration Statement on Form SB-2 of Cdoor Corp. The answers set forth herein refer to and respond to each of the comments by number.

Dilution

      1. As per the Staff's comment and our discussion with the Staff, we have revised the dilution disclosure accordingly.

Undertakings

      2. We note the Staff's comment and included the undertakings required by Item 512(a) and (g) of Regulation S-B.


Thank you in advance for your attention to this project. We hope that this response satisfies the Staff's comments.

Very truly yours


/s/ Lavi Krasney
-----------------------
Lavi Krasney
Chief Executive Officer